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3/4/06 [illegible]

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SECURITI 06002313 N

RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION 209 WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Partners Connections LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 S. Kraemer Blvd., Suite 220
(No. and Street)

Brea (City) CA (State) 92821-6790 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Little (650) 333-0143
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfall, Murphy & Pindroh, LLP
(*Name – if individual, state last, first, middle name*)

100 E. Corson St., Suite 200 (Address) Pasadena (City) CA (State) 91103-3841 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2006

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

[illegible] 3/15/06

OATH OR AFFIRMATION

I, WILLIAM L LITTLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PARTNER CONNECTIONS, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAUL J. KIEFER
COMM. # 1580098
NOTARY PUBLIC • CALIFORNIA
SANTA CLARA COUNTY
MY COMMISSION EXPIRES
MAY 19, 2009

William L. Little
Signature

CEO
Title

Paul J Kiefer NOTARY PUBLIC
Notary Public
PAUL J. KIEFER

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Partner Connections, LLC

Financial Statements

December 31, 2005

(with Independent Auditors' Report Thereon)

Partner Connections, LLC

INDEX TO FINANCIAL STATEMENTS

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members'
Partner Connections, LLC
Fullerton, CA

We have audited the accompanying balance sheet of Partner Connections, LLC (an Oregon Limited Liability Company) as of December 31, 2005, and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Partner Connections, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedules I-III on pages 8-10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
January 17, 2006

Partner Connections, LLC
BALANCE SHEET
December 31, 2005

ASSETS

CURRENT ASSETS		
Cash	$	108,565
Prepaid expenses		6,909
TOTAL CURRENT ASSETS		115,474
PROPERTY AND EQUIPMENT		
Furniture and fixtures		1,343
Less: Accumulated depreciation		(1,066)
Property & Equipment, net		277
OTHER ASSETS		
Deposits		500
TOTAL OTHER ASSETS		500
TOTAL ASSETS	$	116,251

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	12,265
TOTAL CURRENT LIABILITIES		12,265
MEMBERS' EQUITY		
Members' Equity		103,986
TOTAL MEMBERS' EQUITY		103,986
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	116,251

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF LOSS
For Year Ended December 31, 2005

Revenue		
Commissions	$	87,367
Reimbursed expenses		56,569
Total Revenue		143,936
Expenses		
Salaries		15,202
Payroll taxes		1,916
Computer		8,597
Depreciation		507
Dues and subscriptions		49
Insurance		924
Licenses		2,354
Miscellaneous		441
Office supplies		4,164
Other expenses		34
Outside services		17,179
Postage		1,507
Professional fees		228,363
Provision for bad debt		86,622
Rent		7,415
Seminars		310
Telephone		3,653
Training		1,748
Travel		277
Provision for state taxes - current		800
Loss on disposal of asset		493
Total Expenses		382,555
Net Loss	$	(238,619)

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2005

Balance at December 31, 2004	$	72,605
Net Loss		(238,619)
Contributions by Members		270,000
Balance at December 31, 2005	$	103,986

The accompanying notes are an integral part of this statement.

Partner Connections, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (238,619)
Adjustments to reconcile net income to net cash used in by operating activities:	
Depreciation	507
Loss on disposal of asset	493
Change in:	
Account receivable	18,032
Prepaid expenses	(6,909)
Deposits	(500)
Accounts payable	2,735
Net Cash Used in Operating Activities	(224,261)
CASH FLOW FROM INVESTING ACTIVITIES	
Proceeds from sale of assets	1,319
Net Cash Provided by Investing Activities	1,319
CASH FLOW FROM FINANCING ACTIVITIES	
Members' contributions	270,000
Net Cash Provided by Financing Activities	270,000
NET INCREASE IN CASH DURING THE YEAR	47,058
CASH, BEGINNING OF PERIOD	61,507
CASH, END OF PERIOD	$ 108,565

The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Partner Connections, LLC (the Company) is formed under the laws of the State of Oregon. The Company provides marketing programs and seminars for tax and accounting professionals nationwide. The Company is registered as an override broker-dealer with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC). The Company is not authorized to handle securities transactions. All security transactions go through other broker dealers. The Company does not carry customer accounts.

Historically, the Company's revenue has been derived principally from business with one customer. The Company is currently involved in litigation with that customer (See Note 3) and has decided not to pursue futher business opportunities until the litigation is settled.

Revenue Recognition

Commission income, referral fees and brokerage income is recorded at the time the transaction is executed and the income can be reasonably be determined. Revenue generated from reimbursed expenses is recognized when the reimbursable expense has been incurred.

Income Taxes

Partner Connections, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Property and Equipment

Effective January 1, 2005, the Company's policy is to capitalize assets when the useful life is greater than one year and the acquisition cost meets the capitalization threshold of $2,000. Property and equipment are carried at cost. Depreciation is calculated on the straight-line basis over their estimated useful lives of 3 to 5 years. Repairs and maintenance are charged to expense as incurred, while improvements and betterments that extend the useful life of the assets are capitalized. Upon retirement or disposal, the related cost and accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reflected in the statement of operations. Depreciation expense for the year ended December 31, 2005 was $507.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period. Actual results may differ from these estimates.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

The Company maintains an account at one bank. The account is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, the Company had bank statement balances of $115,424, of which $15,424 was uninsured.

Concentration of Credit Risk

For the year ended December 31, 2005, 100% of the Company's revenue from reimbursed expenses are earned from one customer.

Accounts Payable

At December 31, 2005, two vendors account for approximately 82% of the Company's accounts payable.

2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2005, the Company had net capital, as defined, of $96,300, which exceeded the statutory requirement of $5,000 by $91,300.

3. CONTINGENCIES

Litigations

The Company is currently a party to a number of legal actions involving a customer and one of its members. Management cannot currently determine the outcome or reasonably estimate what impact, if any, that might result from the resolution of these matters.

Partner Connections, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2005

Net Capital	
Members' Equity	$ 103,986
Total members' equity qualified for net capital	103,986
Total capital and allowable subordinated borrowings	103,986
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses	6,909
Furniture and fixtures	277
Other Assets	500
Net Capital	$ 96,300
Aggregate indebtedness	
Items included in balance sheet	
Accounts payable	$ 12,265
Total aggregate indebtedness	$ 12,265
Computation of net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 91,300
Excess net capital at 1,000%	$ 95,073
Percentage of aggregate indebtedness	12.74 %

The audited net capital computation under Rule 15c3-1 is in agreement with unaudited net capital computation numbers in Part IIA. SEC Rule 17a-5(d)(4).

See Independent Auditors' Report

Partner Connections, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

A computation of reserve requirements is not applicable to Partner Connections, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See Independent Auditors' Report

Partner Connections, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Partner Connections, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2).

See Independent Auditors' Report